UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

MINUTES OF THE 108th BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 7, 2007

1. DATE, TIME AND PLACE: On November 7, 2007, at 2:00 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, in the city of São Paulo, State of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A.

3. ATTENDANCE: All members of the Board of Directors and the Board of Executive Officers of the Company attended the meeting.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Daniel Antonelli.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that will be filed at the Company’s headquarters, and its publication was approved in the extract format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002 and November 05, 2003.

After the examination of the matters containing in the Agenda, the members dealt with those matters and, by unanimous vote and without any restrictions, the following resolutions were taken:

(i) (i.i) They approved, pursuant to provisions set forth in item “u” of Article 18 of the Company’s Bylaws and the provisions in the Resolution of the Board of Executive Officers of CPFL Geração de Energia S.A. (CPFL Geração”) no. 2007017, the conditions proposed by the Brazilian Development Bank (“BNDES”), as exclusive subscriber of the 1st Private Issuance of Simple Debentures Non-Convertible into Shares of Semesa (“Debentures”) held on December 1, 2002, with the purpose of granting authorization to the merger of Semesa into CPFL Geração, which consist in amendments to the Debentures deeds, namely: (a) Guarantees in favor of BNDES – (a.1) guarantee provided by CPFL Energia, in substitution of CPFL Geração, (a.2) substitution of the lien of all shares of Semesa by the lien of shares issued by CPFL Geração of equivalent book value, corresponding to fifteen billion, four hundred and four million, eight hundred and eighty thousand, eight hundred and forty-eight

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

(15,404,880,848) shares, and (a.3) establishment of assignment and restriction of revenues deriving from the Electric Power Supply Agreement no. 12,291, entered into with Furnas, defining the guarantee-reserve of payment mean, by means of deposit in centralized account and restricted account, (b) Payment of Amortization and Interest – (b.1) the half-yearly maturity shall be paid monthly, on the 16th, between the months of July 2007 and December 2009, and (b.2) the amortization table applicable as of July 2007 considers an amortization in thirty (30) monthly installments of three point three percent (3.3%) over the nominal value of the debentures, with final maturity transferred from June 1 to December 16, 2009, and (i.ii) They recommended the favorable vote of the matter object of resolution in item “i.i” by the Board of Directors of CPFL Geração. It shall remain on the records that BNDES’s conditions for the merger of Semesa into CPFL Geração were presented through Letter 55/2007 – BNDES AIE/DEENE, as of March 30, 2007, and that the efficacy of the resolutions set forth in item “I” herein is subject to approval by BNDES’s Board of Executive Officers.

(ii) (ii.i) They approved, pursuant to items “d”, “q” and “r” of Article 18 of the Company’s Bylaws and pursuant to the provisions of Resolution no. 2007076 by the Board of Executive Officers, (a) the proposal of merger into the Company’s equity of all shares issued by Rio Grande Energia S.A. (“RGE”), with the consequent conversion thereof into a wholly-owned subsidiary of the Company, pursuant to the “Protocol and Justification of Merger of Shares of Rio Grande Energia S.A. by CPFL Energia S.A. (“Protocol”) approved herein, establishing the relation of substitution of the shares issued by RGE by shares issued by the Company on a fair value basis, meaning that each lot of 15.5126288900 common or preferred shares issued by RGE corresponds to one (1) new common share to be issued by the Company. It shall remain on the records that the share merger proposal described herein shall be submitted to approval by the Extraordinary General Meeting, (b) the proposal of amendment to Article 5 of the Bylaws, in order to state the consequent increase in the Company’s capital stock, in the amount of six million, three hundred and eighty-five thousand, four hundred and forty-two reais and thirty-seven centavos (R$6,385,442.37), corresponding to one hundred and fifty-four thousand, two hundred and eight (154,208) non-par, book-entry common shares, increasing the Company’s capital stock to four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos (R$4,741,175,241.82), divided into four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight (479,910,938) non-par, book-entry common shares, proposal which shall be submitted to the Extraordinary General Meeting, (c) the appointment and hiring, subject to approval by the Extraordinary General Meeting, of Hirashima & Associados Ltda. (“Hirashima”), Corporate Taxpayer’s ID (CNPJ/MF) no. 05.215.691/0001 -64, to prepare the appraisal reports of the Company and of RGE, as of September 30, 2007, by their respective economic values, using the discounted cash flow method, for the purposes of obtaining the adequate parameter to appraise the Company and RGE, and, consequent determination of the substitution relation of shares held by RGE’s shareholders within the scope of the operation mentioned in item (i), sub-item “a”, above, and for the preparation of the appraisal reports of the shareholders’ equity of the Company and of RGE, also as of September 30, 2007, by the respective book values at market prices, for the purposes of compliance with the provision in Articles 252 and 264 of Law 6,404/76, (d) the appraisal reports referred to in item “ii.i”, sub-item “c”

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

above, which shall be submitted to approval by the Extraordinary General Meeting, (e) the call for the Extraordinary General Meeting, to be held on December 18, 2007, to resolve on matters related to the share merger proposal herein, (f) the practice of acts that may possibly be deemed necessary related to the proposal of share merger by the Board of Executive Officers, such as, to sign the Protocol in the version approved herein, publish the material fact notice regarding the matters approved herein related to the operation, and file the respective 6-K forms related to the share merger before the regulatory body of the United States capital market, the Securities and Exchange Commission – SEC, and (ii.ii) They recommended, pursuant to Resolution no. 20071433 by RGE’s Board of Executive Officers, the favorable vote to the approval by RGE’s bodies of the matters purpose of resolution in items “a”, “c”, “d”, “e” and “f” of item “ii.i” above, and, also, the sale of shares issued by CPFL Energia that RGE will become holder after the merger, as it has own shares in treasury that, as of the merger, shall be substituted by shares issue by the Company.

Finally, it shall remain on the records that the Fiscal Council, by means of its members attending the meeting, Mr. Eneias de Assis Rosa Ferreira and Mr. Fernando Dias Gomes, as per the provisions in paragraph 3 of Article 163 of Law 6,404/76, issued a favorable opinion to the matters set forth in item “ii” herein.

6. CLOSURE: There being no further business to transact, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Daniel Antonelli (Secretary).

I certify this is a free English translation of the original instrument drawn up in the Company’s records.

Daniel Antonelli
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.